Exhibit 12.1
Brandywine Realty Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions
(in thousands)

	For the years ended December 31,
	2009		2008	2007		2006	2005
Earnings before fixed charges:
Add:
Income (loss) from continuing operations before non-controlling interest and equity in earnings from unconsolidated real estate ventures (a)	$1,579		$(7,025)	$2,378		$(39,585)	$20,522
Distributed income of equity investees	1,557		7,639	6,900		2,150	2,403
Amortization of capitalized interest	3,166		2,801	2,170		1,508	1,183
Fixed charges — per below	152,098		170,589	185,308		182,012	82,521
Less:
Capitalized interest	(8,865)		(16,746)	(17,885)		(9,537)	(9,603)
Preferred Distributions of consolidated subsidiaries	—		—	—		—	—

Earnings before fixed charges	$149,535		$157,258	$178,871		$136,548	$98,929

Fixed charges and Preferred Distributions:
Interest expense from continuing operations (including amortization)	$141,604		$152,096	$165,647		$171,164	$73,920
Capitalized interest	8,865		16,746	17,885		9,537	9,603
Ground leases and other	1,629		1,747	1,776		1,311	901
Distributions to preferred unitholders in Operating Partnership	—		—	—		—	—

Total Fixed Charges	152,098		170,589	185,308		182,012	84,424
Income allocated to preferred shareholders	7,992		7,992	7,992		7,992	7,992

Total Preferred Distributions	7,992		7,992	7,992		7,992	7,992

Total combined fixed charges and preferred distributions	$160,090		$178,581	$193,300		$190,004	$92,416

Ratio of earnings to combined fixed charges and preferred distributions	(b	)	(b )	(b	)	(b )	1.07

(a)	Amounts for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 have been reclassified to present properties sold. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented. Amounts for the years ended December 31, 2008, 2007 and 2006 were restated as a result of the retrospective adoption of the accounting standard for convertible debt.

(b)	Due to the registrant’s loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $10,555 for the year ended December 31, 2009, $21,323 for the year ended December 31, 2008, $14,429 for the year ended December 31, 2007, and $53,456 for the year ended December 31, 2006 to achieve a coverage ratio of 1:1.